UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934


ULURU INC.
(Name of Issuer)


Common Stock, $0.001 par value
(Title of Class of Securities)


90403T209
(CUSIP Number)


March 26, 2012
(Date of Event which requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)





* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



  The information required in the remainder of this cover page shall not be deemed to be filed for purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








1.  NAME OF REPORTING PERSON

    NGUYEN HUY SON

    IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

    517,466

6.  SHARED VOTING POWER

    0

7.  SOLE DISPOSITIVE POWER

    517,466

8.  SHARED DISPOSITIVE POWER

    0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    517,466

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

    6.40%

12. TYPE OF REPORTING PERSON

    IN









ITEM 1

         (a) Name of Issuer:

             ULURU Inc.

         (b) Address of Issuers Principal Executive Offices:

             4452 Beltway Drive
             Addison, Texas 75001


ITEM 2

         (a) Name of Person Filing:

             NGUYEN HUY SON

         (b) Address of Principal Business Office, or, if None, Residence:

             39962 Cedar Blvd, #150
             Newark, CA 94560-5326
             USA

         (c) Citizenship:

             United States of America

         (d) Title of Class of Securities:

             Common Stock, $0.001 par value per share.


         (e) CUSIP Number:

             90403T209


ITEM 3: If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

         [ ] a. Broker or dealer registered under Section 15 of the Exchange Act.

         [ ] b. Bank as defined in Section 3(a)(6) of the Exchange Act.

         [ ] c. Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         [ ] d. Investment company registered under Section 8 of the Investment Company Act.

         [ ] e. An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

         [ ] f. An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

         [ ] g. A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

         [ ] h. A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

         [ ] i. A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

         [ ] j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4:  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 517,466

         (b) Percent of class: 6.40%

         (c) Number of shares as to which such person has: 517,466

            (i)   Sole power to vote or to direct the vote: 517,466

            (ii)  Shared power to vote or to direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of:
                  517,466

            (iv)  Shared power to dispose or to direct the disposition of:
                  0


ITEM 5:  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: [ ]


ITEM 6:  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.


ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not Applicable


ITEM 8:  Identification and Classification of Members of the Group.

         Not Applicable.


ITEM 9:  Notice of Dissolution of Group.

         Not Applicable.


ITEM 10: Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      April 05, 2012
      Date

      /s/HUY SON NGUYEN
      Signature

      NGUYEN HUY SON
      Name